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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 13E-3/A
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                FINAL AMENDMENT

                            ------------------------

                            AMWAY ASIA PACIFIC LTD.
                                (Name of Issuer)

                                NEW AAP LIMITED
                              APPLE HOLD CO., L.P.
                            AMWAY ASIA PACIFIC LTD.
                             RICHARD M. DEVOS, JR.
                              STEPHEN A. VAN ANDEL
                       (Name of Persons Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  G0352M 10 8
                     (CUSIP Number of Class of Securities)
                            ------------------------

                             CRAIG N. MEURLIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               AMWAY CORPORATION
                            7575 FULTON STREET EAST
                              ADA, MICHIGAN 49355
                                 (616) 787-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)
                            ------------------------

                                    COPY TO:
                            THOMAS C. DANIELS, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                            ------------------------

    This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) [sec. 240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------------
                   $152,971,740.00                                          $30,595.00

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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $30,595.00     FILING PARTY: New AAP Limited
FORM OR REGISTRATION NO: SCHEDULE
  14D-1                                DATE FILED: November 18, 1999

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     This Final Amendment to the Rule 13e-3 Transaction Statement on Schedule
13E-3 (this "Final Amendment") relates to a tender offer conducted by New AAP Limited, a Bermuda corporation ("New AAP"), to purchase all outstanding shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Amway Asia Pacific, Ltd., a Bermuda corporation (the "Company"), that are beneficially owned by the shareholders of the Company. The Offer (as defined herein) commenced on November 18, 1999. The purchase price for each share of Common Stock was $18.00, in cash (the "Purchase Price") less any U.S. backup and other applicable withholding taxes that were required to be withheld. The Offer was made to each holder of Common Stock and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1999 (the "Offer to Purchase"), of New AAP, and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal were filed on November 18, 1999 as Exhibits (d)(1) and (d)(2), respectively, to the initial filing of the Schedule 13E-3. This Final Amendment is being filed pursuant to
Section 13(e) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13e-3(d)(3) thereunder. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.



ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.



     The Offer expired at 12:00 midnight, New York City time, on Friday, December 17, 1999. As of the termination of the Offer, based on a preliminary tabulation, the Company determined that approximately 8,793,195 Shares had been validly tendered and not withdrawn, including 1,351,028 Shares tendered pursuant to the procedures for guaranteed delivery. On Monday, December 20, 1999, the Company announced that the Offer had expired and that under the terms of the Offer and in accordance with applicable rules and regulations, New AAP intended to purchase all Shares tendered and not withdrawn. On December 22, 1999, the Company announced that an aggregate of 8,181,756 Shares had been validly tendered and not withdrawn, including Shares tendered pursuant to the guaranteed delivery procedures and that New AAP had purchased all 8,181,756 Shares.



     New AAP purchased pursuant to the Offer an aggregate of 1,128,580 Shares from certain charitable foundations established by certain of the Principal Shareholders. Prior to the consummation of the Offer, the Principal Shareholders, other than the foundations that tendered their Shares pursuant to the Offer, contributed 46,844,950 Shares to Apple Hold Co., L.P., a Bermuda limited partnership ("Hold Co.") and the parent of New AAP. Giving effect to the Offer, the tender by the foundations and the contribution of Shares by the Principal Shareholders, the Principal Shareholders beneficially own 97.4% of the shares of Common Stock.



ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



     The total amount of funds required to purchase all 8,181,756 Shares and pay related fees and expenses is estimated at $168,900,000. All of those funds were borrowed from Morgan Guaranty Trust Company of New York, Tokyo Branch and other commercial banks and lending institutions pursuant to the Credit Agreement, dated as of December 10, 1999, by and among New AAP, Hold Co., N.A.J. Co., Ltd., ALAP Hold Co., Ltd., the banks party thereto and Morgan Guaranty Trust Company of New York, Tokyo Branch.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


     The information in Item 17 is hereby amended by adding the following exhibits:


(a)   (1)    Form of Senior Bank Financing Commitment Letter, among New
             AAP, Hold Co., ALAP Hold Co., Ltd., N.A.J. Co., Ltd., Amway
             Corporation and Morgan Guaranty Trust Company of New York,
             Tokyo Branch, dated November 15, 1999 (incorporated herein by reference to Exhibit (b)(1) of the Schedule 14D-1 of New
             AAP Limited and Apple Hold Co., L.P. filed with the
             Commission on November 18, 1999 and amended on December 13,
             1999 and December 17, 1999 (the "Schedule 14D-1")).*
      (2)    Form of Term Sheet Regarding the Credit Facility
             (incorporated herein by reference to Exhibit (b)(2) of the
             Schedule 14D-1).*

                                        2
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
      (3)    Credit Agreement, among New AAP, Hold Co., ALAP Hold Co.,
             Ltd., N.A.J. Co., Ltd., the banks party thereto and Morgan
             Guaranty Trust Company of New York, Toyko Branch, dated as of December 10, 1999.
(b)   (1)    Form of Fairness Opinion of Goldman, Sachs & Co., dated
             November 15, 1999.*
      (2)    Presentation Materials of Goldman Sachs & Co., dated
             November 15, 1999.*
      (3)    Presentation Materials of Morgan Stanley & Co. Incorporated,
             dated September 21, 1999.*
(c)   (1)    Form of Tender Offer and Amalgamation Agreement, dated
             November 15, 1999 among the Company, New AAP and Hold Co.
             (incorporated herein by reference to Exhibit (c)(1) of the
             Schedule 14D-1).*
      (2)    Form of Shareholder and Voting Agreement, by and among New
             AAP, Hold Co. and Certain Shareholders of the Company, dated as of November 15, 1999 (incorporated herein by reference to
             Exhibit (c)(2) of the Schedule 14D-1).*
(d)   (1)    Form of Offer to Purchase, dated November 18, 1999
             (incorporated herein by reference to Exhibit (a)(1) of the
             Schedule 14D-1).*
      (2)    Form of Letter of Transmittal (incorporated herein by
             reference to Exhibit (a)(2) of the Schedule 14D-1).*
      (3)    Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) of the Schedule 14D-1).*
      (4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees (incorporated herein by
             reference to Exhibit (a)(4) of the Schedule 14D-1).*
      (5)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
             (incorporated herein by reference to Exhibit (a)(5) of the
             Schedule 14D-1).*
      (6)    Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(6) of the Schedule
             14D-1).*
      (7)    Form of Letter to the Company's Holders of Common Stock
             (incorporated herein by reference to Exhibit (a)(7) of the
             Schedule 14D-1).*
      (8)    Form of Press Release "Amway Asia Pacific's Principal
             Shareholders to Commence Tender Offer for Outstanding Public
             Shares" issued by the Company and the Principal Shareholders on November 15, 1999 (incorporated herein by reference to
             Exhibit (a)(8) of the Schedule 14D-1).*
      (9)    Form of Communications to Amway Distributors, dated November
             15, 1999 (incorporated herein by reference to Exhibit (a)(9)
             of the Schedule 14D-1).*
     (10)    Form of Tender Offer Announcement to Amway Management and
             Employees, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).*
     (11)    Form of Press Release "Amway Asia Pacific's Principal
             Shareholders Commence Tender Offer For Outstanding Public
             Shares" issued by the Company and the Public Shareholders on
             November 18, 1999 (incorporated herein by reference to
             Exhibit (a)(11) of the Schedule 14D-1).*
     (12)    Form of Summary Advertisement published on November 18, 1999
             (incorporated herein by reference to Exhibit (a)(12) of the
             Schedule 14D-1).*
     (13)    Form of Trustee Direction Form from the 401(k) Trustee
             (incorporated herein by reference to Exhibit (a)(13) of the
             Schedule 14D-1).*
     (14)    Form of Letter to Participants of the 401(k) Plan
             (incorporated herein by reference to Exhibit (a)(14) of the
             Schedule 14D-1).*
     (15)    Form of Press Release, dated December 20, 1999.
     (16)    Form of Press Release, dated December 22, 1999.


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
(e)          Not applicable.
(f)          Not applicable.
(g) Consent of KPMG LLP (incorporated herein by reference to Exhibit (g) of the Schedule 14D-1).*
(h) Power of Attorney for New AAP (incorporated herein by reference to Exhibit (h) of the Schedule 14D-1).*

---------------


* Previously filed as exhibits to the Transaction Statement on Schedule 13E-3 filed by New AAP on November 18, 1999 and amended on December 13, 1999 and December 17, 1999.

                                    SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 27, 1999             NEW AAP LIMITED


                                     By: /s/ CRAIG N. MEURLIN
                                        ------------------------------------
                                         Name:  Craig N. Meurlin
                                        Title:   Vice President, Assistant
                                                 Secretary

                                      APPLE HOLD CO., L.P.
                                      By: AP NEW CO., LLC, as general
                                      partner

                                      By: /s/ CRAIG N. MEURLIN
                                        ------------------------------------
                                        Name:  Craig N. Meurlin
                                        Title:   Manager

                                      AMWAY ASIA PACIFIC LTD.

                                      By: /s/ CRAIG N. MEURLIN
                                        ------------------------------------
                                        Name:  Craig N. Meurlin
                                        Title:   Vice President, General
                                                 Counsel and Assistant Secretary

                                      By: /s/ RICHARD M. DEVOS, JR.
                                        ------------------------------------

                                      By: /s/ STEPHEN A. VAN ANDEL
                                        ------------------------------------

                                 EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)   (1)      Form of Senior Bank Financing Commitment Letter, among New
               AAP, Hold Co., ALAP Hold Co., Ltd., N.A.J. Co., Ltd., Amway
               Corporation and Morgan Guaranty Trust Company of New York,
               Tokyo Branch, dated November 15, 1999 (incorporated herein by reference to Exhibit (b)(1) of the Schedule 14D-1 of New
               AAP Limited and Apple Hold Co., L.P. filed with the
               Commission on November 18, 1999 and amended on December 13,
               1999 and December 17, 1999 (the "Schedule 14D-1")).*
      (2)      Form of Term Sheet Regarding the Credit Facility
               (incorporated herein by reference to Exhibit (b)(2) of the
               Schedule 14D-1).*
      (3)      Credit Agreement, among New AAP, Hold Co., ALAP Hold Co.,
               Ltd., N.A.J. Co., Ltd., the banks party thereto and Morgan
               Guaranty Trust Company of New York, Toyko Branch, dated as of December 10, 1999.
(b)   (1)      Form of Fairness Opinion of Goldman, Sachs & Co., dated
               November 15, 1999.*
      (2)      Presentation Materials of Goldman Sachs & Co., dated
               November 15, 1999.*
      (3)      Presentation Materials of Morgan Stanley & Co. Incorporated,
               dated September 21, 1999.*
(c)   (1)      Form of Tender Offer and Amalgamation Agreement, dated
               November 15, 1999 among the Company, New AAP and Hold Co.
               (incorporated herein by reference to Exhibit (c)(1) of the
               Schedule 14D-1).*
      (2)      Form of Shareholder and Voting Agreement, by and among New
               AAP, Hold Co. and Certain Shareholders of the Company, dated as of November 15, 1999 (incorporated herein by reference to
               Exhibit (c)(2) of the Schedule 14D-1).*
(d)   (1)      Form of Offer to Purchase, dated November 18, 1999
               (incorporated herein by reference to Exhibit (a)(1) of the
               Schedule 14D-1).*
      (2)      Form of Letter of Transmittal (incorporated herein by
               reference to Exhibit (a)(2) of the Schedule 14D-1).*
      (3)      Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) of the Schedule 14D-1).*
      (4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (incorporated herein by
               reference to Exhibit (a)(4) of the Schedule 14D-1).*
      (5)      Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees
               (incorporated herein by reference to Exhibit (a)(5) of the
               Schedule 14D-1).*
      (6)      Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(6) of the Schedule
               14D-1).*
      (7)      Form of Letter to the Company's Holders of Common Stock
               (incorporated herein by reference to Exhibit (a)(7) of the
               Schedule 14D-1).*
      (8)      Form of Press Release "Amway Asia Pacific's Principal
               Shareholders to Commence Tender Offer for Outstanding Public
               Shares" issued by the Company and the Principal Shareholders on November 15, 1999 (incorporated herein by reference to
               Exhibit (a)(8) of the Schedule 14D-1).*

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
      (9)      Form of Communications to Amway Distributors, dated November
               15, 1999 (incorporated herein by reference to Exhibit (a)(9)
               of the Schedule 14D-1).*
     (10)      Form of Tender Offer Announcement to Amway Management and
               Employees, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).*
     (11)      Form of Press Release "Amway Asia Pacific's Principal
               Shareholders Commence Tender Offer For Outstanding Public
               Shares" issued by the Company and the Public Shareholders on
               November 18, 1999 (incorporated herein by reference to
               Exhibit (a)(11) of the Schedule 14D-1).*
     (12)      Form of Summary Advertisement published on November 18, 1999
               (incorporated herein by reference to Exhibit (a)(12) of the
               Schedule 14D-1).*
     (13)      Form of Trustee Direction Form from the 401(k) Trustee
               (incorporated herein by reference to Exhibit (a)(13) of the
               Schedule 14D-1).*
     (14)      Form of Letter to Participants of the 401(k) Plan
               (incorporated herein by reference to Exhibit (a)(14) of the
               Schedule 14D-1).*
     (15)      Form of Press Release, dated December 20, 1999.
     (16)      Form of Press Release, dated December 22, 1999.
(e)            Not applicable.
(f)            Not applicable.
(g)            Consent of KPMG LLP (incorporated herein by reference to
               Exhibit (g) of the Schedule 14D-1).*
(h)            Power of Attorney for New AAP (incorporated herein by
               reference to Exhibit (h) of the Schedule 14D-1).*


---------------


* Previously filed as exhibits to the Transaction Statement on Schedule 13E-3 filed by New AAP on November 18, 1999 and amended on December 13, 1999 and December 17, 1999.


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